Highland Pharmaceutical Royalty Fund
NexBank Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
May 17, 2011
Mr. Frank J. Donaty, Jr.
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Highland Pharmaceutical Royalty Fund (CIK No. 0001453950) Application for Withdrawal of Initial Registration Statement on Form N-2 Registration Nos. 333-156919 and 811-22266
Dear Mr. Donaty:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, Highland Pharmaceutical Royalty Fund (the “Registrant”) hereby applies for an order granting withdrawal of its registration statement on Form N-2 (File No. 333-156919), including all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement originally was filed with the Securities and Exchange Commission on January 23, 2009.
In light of market conditions, the Registrant has determined not to proceed with the offering described in the Registration Statement. The Registrant has not offered or sold any securities under the Registration Statement, and all activities in pursuit of the offering described in the Registration Statement have been discontinued. Accordingly, the Registrant requests that an order granting the withdrawal of the Registration Statement be issued as of the date hereof.
If you have any questions regarding this application for withdrawal, please contact Sarah Clinton of Ropes & Gray LLP, outside counsel to the Registrant, at 617.951.7375.

Sincerely,
/s/ R. Joseph Dougherty
R. Joseph Dougherty
Chief Executive Officer and President